FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       November 2002
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Commission File Number
                      ----------------------------------------------------------


                           Agnico-Eagle Mines Limited
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                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
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         [Indicate  by check  mark  whether  the  registrant  files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------


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Stock Symbols:        AEM (NYSE)              For further information:
                      AGE (TSE)               David Garofalo, VP Finance and CFO
                                              (416) 847-3708

FOR IMMEDIATE RELEASE


           AGNICO-EAGLE CLOSES OFFERING OF COMMON SHARES AND WARRANTS

         TORONTO, November 14, 2002 - Agnico-Eagle Mines Limited ("Agnico-Eagle") today announced that it has closed its US$192 million public offering of 13,800,000 common shares and 6,900,000 common share purchase warrants in Canada and the United States, including common shares and warrants issuable under the underwriters' over-allotment option. Each whole warrant entitles the holder to purchase one common share at a price of US$19 per common share at any time during the five year term of the warrant. The warrants will trade in United States dollars on both the Toronto Stock Exchange, under the symbol AGE.WT.U, and on the Nasdaq National Market, under the symbol AEMLW. The joint-lead managers and joint-bookrunners of the underwriting syndicate were Merrill Lynch & Co. and TD Securities Inc. Co-managers were Scotia Capital Inc., Yorkton Securities Inc., CIBC World Markets Inc., Salomon Smith Barney Canada Inc., Dundee Securities Corporation and Sprott Securities Inc. The net proceeds of the offering will be used to fund future potential acquisitions, capital expenditures and for other general corporate purposes.

         As previously announced, Agnico-Eagle has also filed a US$500 million unallocated shelf prospectus in each of the provinces of Canada and the United States and a prospectus supplement relating to the offering of common shares on the exercise of the warrants in the United States.

         Agnico-Eagle is an established Canadian gold producer with operations located principally in northwestern Quebec and exploration and development activities in Canada and the southwestern United States. Agnico-Eagle's operating history includes three decades of continuous gold production, primarily from underground mining operations. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at LaRonde.

         This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (on Form 20-F).

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.





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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  November 14, 2002               By: /s/ David Garofalo
                                          --------------------------------------
                                          David Garofalo
                                          Vice President, Finance and Chief
                                          Financial Officer